Exhibit (a)(2)

Barrier Therapeutics, Inc.
600 College Road East, Suite 3200
Princeton, NJ 08540-6697
(609) 945-1200

July 8, 2008

Dear Stockholder:

We are pleased to inform you that on June 23, 2008, Barrier Therapeutics, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Steifel Laboratories, Inc., a Delaware corporation (“Stiefel”), and Bengal Acquisition Inc., a Delaware corporation (“Purchaser”).

Under the terms of the Merger Agreement and subject to the conditions set forth in Purchaser’s Offer to Purchase and related materials enclosed with this letter, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Common Stock”) at a purchase price of $4.15 per share. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 4, 2008.

Following the successful completion of the tender offer, the Purchaser will be merged with and into the Company, and all shares of Common Stock not purchased in the tender offer (other than shares held by the Stiefel, Purchaser or the Company and dissenting shares) will be converted into the right to receive $4.15 in cash per share of Common Stock. In addition, under the terms of the Merger Agreement, Purchaser is granted an option to acquire up to one share more than 90% of the Company’s issued and outstanding common stock. This option will become exercisable only upon the acceptance and payment for more than 80% of the Common Stock in the tender offer.

The Company’s board of directors has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement with Parent and Purchaser, (ii) approved the execution, delivery and performance of the Merger Agreement, including the Offer, the Merger and the Top-Up Option (as defined in the Merger Agreement) and the issuance of Common Stock upon the exercise of the Top-Up Option and the other transactions contemplated thereby, and (iii) resolved to recommend that the stockholders of Barrier accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by law to consummate the Merger, vote their Shares in favor of the adoption and approval of the Merger Agreement.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of J.P. Morgan Securities Inc., dated June 23, 2008, to the effect that the $4.15 per share in cash to be received by holders of Common Stock in the tender offer and the merger is fair from a financial point of view to such holders, as of the date, and based upon and subject to the factors, limitations and assumptions set forth in its written opinion.

Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very Truly Yours,

Alfred Altomari
Chief Executive Officer